FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2003

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                           4-1 Nishi-Shinjuku 2-chome
                                   Shinjuku-ku
                                 Tokyo 163-0880
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                 ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No  X
                                ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1. English translation of a press release dated May 20, 2003 relating to the resolutions of the Board of Directors to propose the authorization to issue stock acquisition rights at the 61st ordinary general meeting of shareholders.
2. English translation of a press release dated May 20, 2003 relating to the resolutions of the Board of Directors to propose the authorization to repurchase up to, but not exceeding, 3,000,000 shares at the 61st ordinary general meeting of shareholders.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Advantest Corporation



                                         By:    /s/ Hitoshi Owada
                                            ---------------------------------
                                            Name:  Hitoshi Owada
                                            Title: Managing Director and
                                                   Senior Vice President,
                                                   Administration and Finance
                                                   Division


Date:  May 20, 2003